UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2012

☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from        to        .

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS' END, INC. RETIREMENT PLAN
5 LANDS' END LANE
DODGEVILLE, WI 53595

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

Lands’ End, Inc. Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee
Lands’ End, Inc. Retirement Plan
Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Lands’ End, Inc. Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Peoria, Illinois
June 26, 2013

Lands’ End, Inc. Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011

Assets:
Investments, at Fair Value:
Sears Holdings Stock Fund	$286,883	$234,074
Registered Investment Companies	151,748,705	131,632,973
Common/Collective Trust Funds	103,522,410	94,830,507
Total Investments at fair value	255,557,998	226,697,554

Receivables:
Notes Receivable from Participants	2,960,365	2,987,263
Due from Broker for Securities Sold	363,522	171,621
Total Receivables	3,323,887	3,158,884
Cash	252,772	279,369
Total Assets	259,134,657	230,135,807

Liabilities:
Due to Broker for Securities Purchased	616,294	450,874
Total Liabilities	616,294	450,874

Net Assets Available for Benefits at Fair Value	258,518,363	229,684,933

Adjustment from Fair Value to Contract Value for
Fully Benefit-Responsive Investment Contracts	(1,205,959)	(1,084,910)

Net Assets Available for Benefits	$257,312,404	$228,600,023

See Notes to Financial Statements

Lands’ End, Inc. Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions (Deductions) to Net Assets Attributed to:
Investment Income (Loss):
Net Appreciation (Depreciation) in Fair Value of Investments
Sears Holdings Stock	$157,383
Registered Investment Companies	22,617,526
Common/Collective Trust Funds	7,981,954
Dividend Income	265,358
Interest Income	1,561,926
Less: Investment expenses	(266,600)
Net Investment Gain	32,317,547

Interest Income on Notes Receivable from Participants	137,939

Contributions
Employer Matching Contributions	3,636,863
Participants' Contributions	10,037,054
Rollovers	417,066
Total Contributions	14,090,983

Total Additions	46,546,469

Benefits Paid to Participants	(17,834,088)

Net Increase	28,712,381

Net Assets Available for Benefits
Beginning of Year	228,600,023
End of Year	$257,312,404

See Notes to Financial Statements

Lands’ End, Inc. Retirement Plan
Notes to Financial Statements

Note 1. Description of Plan

The following description of the Lands’ End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands’ End, Inc. (the Company) who are at least 19 years of age (for “regular” part-time and salaried employees) or are at least 19 years of age and have completed 1,000 hours of eligible service for the first year of hire, first year of re-hire, or in any plan year (for flexible part-time, seasonal and temporary employees). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Pension Protection Act of 2006. In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co. (Sears). In March 2005, Kmart Holding Corporation through its wholly owned subsidiary, Sears Holdings Corporation (Holdings), acquired, by merger, all of the outstanding stock of Sears; thus, the Company became an indirect, wholly owned subsidiary of Holdings.

Contributions: Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers an automatic enrollment feature. Participants may affirmatively elect whether or not to make elective contributions. Active participants who do not revoke their elective contributions shall contribute a minimum of three percent of compensation. Unless otherwise revoked, effective April 1 of each plan year, a participant’s elective contributions will increase one percent until a minimum of six percent is reached. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Holdings’ Board of Directors and are allocated to each participant’s account based on their eligible compensation level (subject to certain Internal Revenue Service (IRS) limits) in relation to all participants’ compensation. These contributions are participant directed based on the investment options selected by the participant. There were no profit sharing contributions for the year ended December 31, 2012. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant’s earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Lands’ End, Inc. Retirement Plan
Notes to Financial Statements

Note 1. Description of Plan (Continued)

Notes Receivable from Participants: Participants have two note options available through the Plan. The first is a hardship note that follows federal guidelines for traditional 401(k) note reasons where one may borrow from their fund account, a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The second note option is a general purpose note where one may borrow against their 401(k) contributions for any reason. Subject to the above limitations, the minimum is $1,000 up to a maximum of $5,000 or the amount one has contributed to the Plan, whichever is less. The aggregate principal amount of all notes may not exceed the lesser of $50,000 or 50% of the participant’s total vested account balance. The notes are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25 percent to 9.25 percent, which are commensurate with the local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions. Notes for other reasons than the purchase of a primary residence must be repaid within 5 years.

Payment of Benefits: On termination of service, due to death, disability, retirement or termination, a participant may receive a lump sum distribution equal to the value of the participant’s vested interest in their account or roll it over into another qualified retirement plan. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the Plan agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment custodians.

Fully Benefit-Responsive Investment Contracts: In accordance with Generally Accepted Accounting Principles (GAAP), fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common/collective trust funds. As required by GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust funds as well as the adjustment of the investment in the common/collective trust funds from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Lands’ End, Inc. Retirement Plan
Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures. This Update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. See Note 4 for impact of adoption.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Accounting Standards Codification, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will generally be effective for fiscal periods beginning after December 15, 2012, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of immediately effective amendments was not significant to these financials. The adoption of ASU 2012-04 is not expected to have a material impact on subsequent periods.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain equity fund expenses that are netted against participants’ investment yield.

Subsequent Events: The Plan’s management has evaluated subsequent events through June 26, 2013, the date on which the financial statements were available to be issued.

Reclassifications: Amounts previously shown in Note 4 and Note 9 in the 2011 financial statements have been reclassified to conform to the current year presentation.

Lands’ End, Inc. Retirement Plan
Notes to Financial Statements

Note 3. Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31
	2012	2011
Investment at fair value as determined
by fund sponsor:
Common and collective trust funds:
Manning & Napier Retirement Target 2020 Investment Trust Fund	$15,472,137	$13,926,015
Manning & Napier Retirement Target 2030 Investment Trust Fund	24,024,409	20,194,757
Investment at fair value as determined by quoted market price:
Registered investment companies:
Dodge & Cox Stock Fund	18,241,833	16,126,269
Vanguard Institutional Index Fund	15,707,764	13,775,389
American EuroPacific Growth Fund	16,300,487	14,777,574
T. Rowe Price Growth Stock Fund	55,112,699	48,943,369
PIMCO Total Return Fund	13,042,749	—
Investment at contract value as determined by fund sponsor:
Common and collective trust funds:
Wells Fargo Stable Return Fund N2	—	41,720,048
Wells Fargo Stable Return Fund N15	41,576,464	—

Note 4. Fair Value Measurements

The Plan follows the required provisions under GAAP that define “fair value”, establish a framework for measuring fair value in the application of GAAP, and expand disclosure about fair value measurements. The provisions provide that fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). The provisions establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Lands’ End, Inc. Retirement Plan
Notes to Financial Statements

Note 4. Fair Value Measurements (Continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investment Companies (Mutual funds): Valued at the net asset value (NAV) of shares held by the Plan at year end as determined by quoted market price.

Common/ Collective Trust Funds: Valued based on information reported by the investment advisor using the financial statements of the common/collective trust at year end.

The following table sets forth by level and major category within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Sears Holdings Corporation Common Stock	$286,883			$286,883

Registered Investment Companies
Small Cap	21,831,631			21,831,631
Mid Cap	9,742,647			9,742,647
Large Cap	90,831,191			90,831,191
International	16,300,487			16,300,487
Bond	13,042,749			13,042,749

Common/Collective Trust Funds
Target Date		$60,739,987		60,739,987
Stable Return Fund		42,782,423		42,782,423

Total Assets at Fair Value	$152,035,588	$103,522,410	$—	$255,557,998

As of December 31, 2012, there were no significant transfers between Level 1 and Level 2 assets.

Lands’ End, Inc. Retirement Plan
Notes to Financial Statements

Note 4. Fair Value Measurements (Continued)

The following table sets forth by level and major category within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Sears Holdings Corporation Common Stock	$234,074			$234,074

Registered Investment Companies
Small Cap	18,334,437			18,334,437
Mid Cap	8,958,294			8,958,294
Large Cap	79,844,783			79,844,783
International	14,777,574			14,777,574
Bond	9,717,885			9,717,885

Common/Collective Trust Funds
Target Date		$52,025,549		52,025,549
Stable Return Fund		42,804,958		42,804,958

Total Assets at Fair Value	$131,867,047	$94,830,507	$—	$226,697,554

For December 31, 2012, investments in certain entities that calculate the net asset value per share as the investment’s fair value measurement, the following table provides an overview, by major category, of the nature and risks associated with such investments as well as whether it’s probable those investments will be sold at amounts different from their reported net asset value per share based on redemption restrictions, if any.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Manning & Napier Retirement Target Investment Trust Funds (a)	$58,568,179	$—	Daily	See footnote
Manning & Napier Retirement Target Income Fund I (b)	2,171,808	—	Daily	See footnote
Wells Fargo Stable Return Fund N15 (c)	42,782,423	—	Daily	See footnote
Total	$103,522,410	$—

For December 31, 2011, for investments in certain entities that calculate the net asset value per share as the investment’s fair value measurement, the following table provides an overview, by major category, of the nature and risks associated with such investments as well as whether it’s probable those investments will be sold at amounts different from their reported net asset value per share based on redemption restrictions, if any.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Manning & Napier Retirement Target Investment Trust Funds (a)	$49,988,276	$—	Daily	See footnote
Manning & Napier Retirement Target Income Fund I (b)	2,037,273	—	Daily	See footnote
Wells Fargo Stable Return Fund N2 (c)	42,804,958	—	Daily	See footnote
Total	$94,830,507	$—

Lands’ End, Inc. Retirement Plan
Notes to Financial Statements

Note 4. Fair Value Measurements (Continued)

(a)
This category includes investments in funds seeking capital growth with a mix of stocks, bonds and cash. The funds have medium to high risk level. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The redemption notice period is up to 12 months.

(b)
This category includes investments in funds seeking protection of capital while generating income by investing in a modest mix of stocks, bonds and cash. The underlying fund maintains a minor stock position to add potential growth when equity market risk is low; however, this approach clearly favors stability over growth. The fund has medium to high risk level and may be for investors who plan to retire in the near future or are already retired. The fair value of the investments in this category has been estimated using the net asset value per share of the investments. The redemption notice period is up to 12 months.

(c)
This fund’s principle objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the fund invests in instruments, such as guaranteed investment contracts, which are not expected to experience significant price fluctuations in most economic or interest rate environments, however; there is no assurance that the objective can be achieved. The fair value of the investments in this category has been estimated using the net asset value per share of the investments. There are no restrictions within the fund related to frequency. The redemption notice period is up to 12 months.

Note 5. Related-Party Transactions

The Plan maintains certain investments in shares of registered investment companies and common/collective trust funds which are managed by affiliates of Wells Fargo Institutional Retirement and Trust, the Plan’s trustee. Also, the Plan invests in Holdings Common Stock. These transactions qualify as party-in-interest transactions.

The Plan held 6,762 shares of Holdings Common Stock with a fair value of $286,883 at December 31, 2012. The Plan held 7,141 shares of Holdings Common Stock with a fair value of $234,074 at December 31, 2011. Holdings has not paid a dividend on its Common Stock since inception.

Certain accounting and administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Company pays certain outside administrative expenses of the Plan.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Lands’ End, Inc. Retirement Plan
Notes to Financial Statements

Note 7. Tax Status

Effective January 1, 2009, the Plan was amended and restated to incorporate amendments since the last amendment and restatement of the Plan in February, 1992. As part of the restatement, the Plan adopted various tax code changes as a result of the passing of the Pension Protection Act of 2006. The incorporation of the amendments and the provisions of the Pension Protection Act of 2006 did not result in any significant changes to the Plan as restated.

The Plan obtained its latest determination letter on April 24, 2010 in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at the financial statement date.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$257,312,404	$228,600,023

Difference in:
Investments — common collective trust	(1,205,959)	(1,084,910)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,205,959	1,084,910
Investments — participant loans	2,960,365	2,987,263
Receivables — notes receivable from participants	(2,960,365)	(2,987,263)
Net assets available for benefits per the Form 5500	$257,312,404	$228,600,023

Lands’ End, Inc. Retirement Plan
Plan number: 001
FEIN: 41-6400338
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

	(b) Identity of Issue, Borrower, (a) Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

		Shares of registered investment companies:
	PIMCO	Total Return Fund	**	$13,042,749
	Fidelity	Small Cap Discovery	**	11,902,227
	Dodge & Cox	Stock Fund	**	18,241,833
	T. Rowe Price	Mid Cap Growth	**	5,746,709
	T. Rowe Price	Growth Stock Fund	**	55,112,699
	Columbia	Mid Cap Value Fund	**	3,995,938
	Vanguard	Institutional Index Fund	**	15,707,764
	Vanguard	Small-Cap Index Fund	**	9,929,404
	American	EuroPacific Growth R5 Fund	**	16,300,487
	Oppenheimer	Developing Markets Fund		1,768,895
				151,748,705

		Shares of common and collective trust funds:	**
	Manning & Napier	Retirement Target 2050 Investment Trust Fund	**	3,975,664
	Manning & Napier	Retirement Target 2040 Investment Trust Fund	**	9,591,169
	Manning & Napier	Retirement Target 2030 Investment Trust Fund	**	24,024,409
	Manning & Napier	Retirement Target 2020 Investment Trust Fund	**	15,472,137
	Manning & Napier	Retirement Target 2010 Investment Trust Fund	**	5,504,800
	Manning & Napier	Retirement Target Income Fund I	**	2,171,808
*	Wells Fargo	Stable Return Fund N15 ***	**	41,576,464
				102,316,451
		Shares of common stock:
*	Sears Holdings Corporation	Sears Holdings Stock	**	286,883

*	Participants	Participant Loans (interest rates from 4.25% to 9.25%,	**
		Maturity through 2022)		2,960,365
				$257,312,404

* Indicates a party-in-interest as defined by ERISA.
** Not applicable for participant directed investments.
*** Presented at contract value to be consistent with Form 5500 filing.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LANDS' END, INC. RETIREMENT PLAN
By:	LANDS' END, INC. RETIREMENT PLAN
COMMITTEE
Plan Administrator

By:	/s/ Michael Rosera
Michael Rosera, Member of Plan Committee and Executive Vice President, CFO & COO of Lands' End, Inc.

Date: June 26, 2013

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm.